UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 28, 2023

SELINA HOSPITALITY PLC

6th Floor, 2 London Wall Place

Barbican, London EC2Y 5AU

England

Tel: +44-1612369500

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 28, 2023, Selina Hospitality PLC (the “Company”) issued a press release announcing financial results for the fourth quarter and full-year ended December 31, 2022, a copy of which is attached as Exhibit 99.1. Additionally, on May 1, 2023, the Company released a new investor presentation, a copy of which is attached as Exhibit 99.2.

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press release of Selina Hospitality PLC issued April 28, 2023

99.2	Investor Presentation issued May 1, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: May 3, 2023	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary